Exhibit 99.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
U.S. Propane, L.L.C

We have audited the accompanying consolidated balance sheet of U.S. Propane, L.L.C. (a Delaware limited liability company and wholly-owned subsidiary of La Grange Energy, L.P.) and subsidiaries as of August 31, 2004. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of U.S. Propane, L.L.C. and subsidiaries as of August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Tulsa, Oklahoma
November 11, 2004

U.S. PROPANE, L.L.C. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in thousands)

August 31,
2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$81,751
Marketable securities	2,464
Accounts receivable, net of allowance for doubtful accounts	275,424
Accounts receivable from related companies	34
Inventories	54,067
Deposits paid to vendors	3,023
Exchanges receivable	8,852
Price risk management asset	4,615
Prepaid expenses and other	6,982

Total current assets	437,212
PROPERTY, PLANT AND EQUIPMENT, net	1,467,649
ASSETS HELD IN TRUST	400
INVESTMENT IN AFFILIATES	8,010
GOODWILL	343,276
INTANGIBLES AND OTHER ASSETS, net	100,421

Total assets	$2,356,968

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES:
Working capital facility	$14,550
Accounts payable	274,122
Accounts payable to related companies	4,276
Exchanges payable	2,846
Customer deposits	11,378
Accrued and other current liabilities	55,837
Price risk management liabilities	1,262
Income taxes payable	2,252
Current maturities of long-term debt	31,234

Total current liabilities	397,757
LONG-TERM DEBT, less current maturities	1,071,158
MINORITY INTERESTS	778,151
DEFERRED TAXES	109,896

2,356,962

COMMITMENTS AND CONTINGENCIES
MEMBER’S EQUITY:
Member’s equity	6

Total liabilities and member’s equity	$2,356,968

The accompanying notes are an integral part of this consolidated balance sheet.

U.S. PROPANE, L.L.C. AND SUBSIDIARIES

NOTES TO CONSOLIDATED BALANCE SHEET
AUGUST 31, 2004
(Dollars in thousands)

1. OPERATIONS AND ORGANIZATION:

U.S. Propane, L.P. (“U.S. Propane”) was formed in August 2000 as a Delaware limited partnership to acquire, directly and indirectly through Heritage Holdings, Inc. (“Heritage Holdings”), a controlling interest in Heritage Propane Partners, L.P. (“Heritage”). Prior to the transactions described below, U.S. Propane was the General Partner of Heritage. U.S. Propane, L.L.C. is the General Partner of U.S. Propane with a 0.01% general partner interest. Members of U.S. Propane, L.L.C. before the transactions described below were:

TECO Propane Ventures, L.L.C.	37.98%
AGL Energy Corporation	22.36%
Piedmont Propane Company	20.69%
United Cities Propane Gas, Inc.	18.97%

Total	100.00%

The members of U.S. Propane, L.L.C. or their affiliates also owned, in the same percentages, the limited partner interests in U.S. Propane. Following the Energy Transfer Transactions and General Partner transactions described below, U. S. Propane, L.L.C. became a wholly-owned subsidiary of La Grange Energy, L.P.

Energy Transfer Transactions

On January 20, 2004, Heritage Propane Partners, L.P., (“Heritage”) and La Grange Energy, L.P. (“La Grange Energy”) completed the series of transactions whereby La Grange Energy contributed its subsidiary, La Grange Acquisition, L.P. and its subsidiaries who conduct business under the assumed name of Energy Transfer Company, (“ETC OLP”) to Heritage in exchange for cash of $300,000 less the amount of ETC OLP debt in excess of $151,500, less ETC OLP’s accounts payable and other specified liabilities, plus agreed upon capital expenditures paid by La Grange Energy relating to the ETC OLP business prior to closing, $433,909 of Heritage Common and Class D Units, and the repayment of the ETC OLP debt of $151,500. These transactions and the other transactions described in the following paragraphs are referred to herein as the Energy Transfer Transactions. In conjunction with the Energy Transfer Transactions and prior to the contribution of ETC OLP to Heritage, ETC OLP distributed its cash and accounts receivables to La Grange Energy and an affiliate of La Grange Energy contributed an office building to ETC OLP. La Grange Energy also received 3,742,515 Special Units as consideration for the project it had in progress to construct the Bossier Pipeline. The Special Units of Heritage converted to Common Units of Heritage upon the Bossier Pipeline becoming commercially operational on June 21, 2004. The conversion of the Special Units of Heritage to Common Units of Heritage was approved by Energy Transfer Partners’ Unitholders at a special meeting held on June 23, 2004.

As a part of the above Energy Transfer Transactions, La Grange Energy agreed to purchase all of the partnership interests of U.S. Propane, L.P. and all of the member interests of U.S. Propane, L.L.C., from subsidiaries of AGL Resources Inc., Atmos Energy Corporation, TECO Energy, Inc. and Piedmont Natural Gas Company, Inc. (the “Previous Owners”) for $30,000 (the “General Partner Transaction”). Prior to the sale of U.S. Propane, L.L.C. and U.S. Propane, L.P. to La Grange Energy, certain assets, including all of the stock of Heritage Holdings and 180,028 Common Units, were distributed by U.S. Propane to an affiliate of the Previous Owners. As part of the General Partner Transaction, U.S. Propane L.P. contributed its 1.0101% General Partner interest in HOLP, L.P. (“HOLP”) to Heritage in exchange for an additional 1% General Partner interest in Heritage, such that following the capital contribution, U.S. Propane, L.P. owned a 2% General Partner interest in Heritage. Following the General Partner Transaction, La Grange Energy owned 100% of U.S. Propane, L.L.C. and a 99.99% limited partner interest in U.S. Propane, L.P. and a .01% general partner interest. Simultaneously with these transactions, Heritage purchased the outstanding stock of Heritage Holdings for $100,000. On September 22, 2004, La Grange Energy sold 5% of its limited partner interest in U.S. Propane and 5% of its general partner interests in U.S. Propane, L.L.C. to FHM Investments, L.L.C., a related party.

Concurrent with the Energy Transfer Transactions, ETC OLP borrowed $325,000 from financial institutions and Heritage raised $355,948 of gross proceeds through the sale of 9,200,000 Common Units at an offering price of $38.69 per unit. The net proceeds were used to finance the transaction and for general partnership purposes.

Change of Partnership Name

On February 12, 2004, the Board of Directors of U.S. Propane voted to change the name of Heritage to Energy Transfer Partners, L.P. (“Energy Transfer Partners”), and began trading on the New York Stock Exchange under the ticker symbol “ETP”. The name change and new ticker symbol were effective March 1, 2004.

Accounting Treatment of the Energy Transfer Transactions

The Energy Transfer Transactions were accounted for as a reverse acquisition in accordance with Statement of Financial Accounting Standard 141, Business Combinations (“SFAS 141”). Although Heritage is the surviving parent entity for legal purposes, ETC OLP is the acquiror for accounting purposes. As a result, ETC OLP’s historical financial statements are now the historical financial statements of the registrant. The operations of Heritage prior to the Energy Transfer Transactions are referred to as Heritage. The assets and liabilities of Heritage were initially recorded at fair value to the extent acquired by La Grange Energy through its acquisition of the General Partner and limited partner interests of Heritage of approximately 35.4%, determined in accordance with Emerging Issues Task Force (EITF) 90-13 Accounting for Simultaneous Common Control Mergers and SFAS 141. The assets and liabilities of ETC OLP have been recorded at historical cost. Although the partners’ capital accounts of ETC OLP became the capital accounts of the Energy Transfer Partners, Heritage’s partnership structure and partnership units survive. Accordingly, the partners’ capital accounts of Energy Transfer Partners and the investment account of U.S. Propane in Energy Transfer Partners have been restated based on the general partner interests and units received by La Grange Energy in the Energy Transfer Transactions. The acquisition of Heritage Holdings by Heritage was accounted for as a capital transaction as the primary asset held by Heritage Holdings is 4,426,916 Common Units of Heritage. Following the acquisition of Heritage Holdings by Heritage, these Common Units were converted to Class E Units. The Class E Units are recorded as treasury units in the consolidated financial statements of Energy Transfer Partners.

Costs incurred to construct the Bossier Pipeline are recorded at historical cost. The issuance of the additional Common Units upon the conversion of the Special Units adjusted the percent of Heritage acquired by La Grange Energy in the Energy Transfer Transactions and resulted in an additional fair value step-up being recorded in accordance with EITF 90-13. Upon the conversion of the Special Units on June 23, 2004, La Grange Energy acquired approximately 41.5% of Heritage, and approximately $38,000 additional step-up in the fair value of the assets and liabilities of Heritage was recorded. This does not consider any effects of the TUFCO System transaction or the unit offering of Heritage that occurred in June 2004.

The excess purchase price over Heritage’s cost was determined as follows:

Net book value of Heritage at January 20, 2004	$239,102
Historical goodwill at January 20, 2004	(170,500)
Equity investment from public offering	355,948
Treasury Class E Unit purchase	(157,340)

267,210
Percent of Heritage acquired by La Grange Energy	41.5%

Equity interest acquired	$110,892

Fair market value of Limited Partner Units	668,534
Purchase price of General Partner Interest	30,000
Equity investment from public offering	355,948
Treasury Class E Unit purchase	(157,340)

897,142
Percent of Heritage acquired by La Grange Energy	41.5%

Fair value of equity acquired	372,314
Net book value of equity acquired	110,892

Excess purchase price over Heritage cost	$261,422

The excess purchase price over Heritage cost was allocated as follows:
Property, plant and equipment (25 year life)	$40,461
Customer lists (15 year life)	15,991

Trademarks	12,152
Goodwill	192,818

$261,422

The purchase accounting allocations recorded as of August 31, 2004 are preliminary. However, management is in the process of obtaining an independent valuation and does not believe there will be material modifications to the purchase price allocations.

Accounting Treatment of the General Partner Transaction

The accompanying consolidated balance sheet of U.S. Propane, L.L.C. has been prepared on the pushdown method of accounting under which partner’s capital was determined based on the purchase price paid by La Grange Energy. Goodwill of $29,589 was recorded in connection with La Grange Energy’s acquisition of the Company. Goodwill was warranted because as the General Partner of U.S. Propane, L.P., U.S. Propane, L.L.C. owns certain incentive distribution rights, which entitle it to receive distributions in excess of its 2% general partner interest. As a result of the acquisition, U.S. Propane, L.L.C. also recorded various insignificant assets and liabilities at fair value.

Business Operations

In order to simplify the obligations of the Company under the laws of several jurisdictions in which it conducts business, the Company’s activities are conducted through two subsidiary operating partnerships, ETC OLP, a Texas limited partnership which is engaged in midstream and transportation natural gas operations, and HOLP, a Delaware limited partnership which is engaged in retail and wholesale propane operations (collectively the “Operating Partnerships”). U.S. Propane, L.L.C., U.S. Propane, L.P., Energy Transfer Partners, the Operating Partnerships, and Energy Transfer Partners and the Operating Partnership’s other subsidiaries are collectively referred to in this report as “the Company.”

As of August 31, 2004, ETC OLP owned and operated approximately 5,950 miles of natural gas gathering and transportation pipelines with an aggregate throughput capacity of 4.7 billion cubic feet of natural gas per day, with natural gas treating and processing plants located in Texas, Oklahoma, and Louisiana. Its major asset groups consist of the Southeast Texas System, Elk City System, Oasis Pipeline, East Texas Pipeline (“Bossier”), and ET Fuel System. On November 1, 2004, the Company closed on the acquisition of certain midstream natural gas assets of Devon Energy Corporation (“Devon”). The assets, known as the Texas Chalk and Madison Systems, include approximately 1,800 miles of gathering and mainline pipeline systems, four natural gas treating plants, condensate stabilization facilities, fractionation facilities and the 80 MMcf/d Madison gas processing plant.

HOLP sells propane and propane-related products to more than 650,000 active residential, commercial, industrial, and agricultural customers in 32 states. HOLP is also a wholesale propane supplier in the United States and in Canada, the latter through its participation in MP Energy Partnership. MP Energy Partnership is a Canadian partnership, in which the Company owns a 60% interest, engaged in lower-margin wholesale distribution and in supplying HOLP’s northern U.S. locations. HOLP buys and sells financial instruments for its own account through its wholly owned subsidiary, Heritage Energy Resources, L.L.C. (“Resources”).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BALANCE SHEET DETAIL:

Principles of Consolidation

ETC OLP is a Texas limited partnership formed on October 1, 2002. ETC OLP is the 99.9% limited partner of ETC Gas Company, Ltd., ETC Texas Pipeline, Ltd., ETC. Processing, Ltd., ETC Oklahoma Pipeline, Ltd., ETC Katy Pipeline, Ltd., and ETC Marketing, Ltd. and a 99% limited partner of ETC Oasis, L.P. and ET Company I, Ltd. (collectively, the “Operating Companies”). ETC OLP owns a 50% interest in Vantex Gas Pipeline Company, LLC, and a 49.5% interest in Vantex Energy Services, Ltd. These investments are accounted for under the equity method, and are recorded as an investment in affiliates on the Company’s consolidated balance sheet. All significant intercompany transactions have been eliminated. ETC OLP also owns 100% interest in Oasis Pipe Line Company. ETC OLP was contributed by La Grange Energy to Heritage and, thus, after the January 2004 Energy Transfer Transactions, ETC OLP, became wholly owned subsidiaries of Energy Transfer Partners.

After the Energy Transfer Transactions, the consolidated financial statements of the registrant include the accounts of Energy Transfer Partners’ subsidiaries, including the Operating Partnerships, Heritage Holdings, and MP Energy Partnership, in which HOLP owns a 60% interest. A minority interest liability and minority interest expense is recorded for all partially owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include all cash on hand, demand deposits, and investments with original maturities of three months or less. The Company considers cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Marketable Securities

Marketable securities owned by the Company are classified as available-for-sale securities and are reflected as a current asset on the consolidated balance sheet at their fair value.

Accounts Receivable

The Company’s midstream and transportation operations deal with counterparties that are typically either investment grade or are otherwise secured with a letter of credit or other form of security (corporate guaranty or prepayment). Management reviews midstream and transportation accounts receivable balances each week. Credit limits are assigned and monitored for all counterparties of the midstream and transportation operations.

The Company enters into netting arrangements with counterparties of derivative contracts to mitigate credit risk. Transactions are confirmed with the counterparty, and the net amount is settled when due.

The Company grants credit to its customers for the purchase of propane and propane-related products. Also included in accounts receivable are trade accounts receivable arising from the Company’s retail and wholesale propane operations and receivables arising from Resources’ liquids marketing activities. Accounts receivable for retail and wholesale propane and liquids marketing activities are recorded as amounts billed to customers less an allowance for doubtful accounts. The allowance for doubtful accounts for the retail and wholesale propane and liquids marketing segments is based on management’s assessment of the realizability of customer accounts. Management’s assessment is based on the overall creditworthiness of the Company’s customers and any specific disputes. Accounts receivable consisted of the following at August 31, 2004:

Accounts receivable midstream and transportation	$230,101
Accounts receivable propane	46,990
Less – allowance for doubtful accounts	(1,667)

Total, net	$275,424

Inventories

Midstream and transportation inventories are valued at market prices. These amounts turn over monthly and management believes the costs approximate market value. Propane inventories are valued at the lower of cost or market. The cost of propane inventories is determined using weighted-average cost of propane delivered to the customer service locations, and includes storage fees and inbound freight costs, while the cost of appliances, parts, and fittings is determined by the first-in, first-out method. Inventories consisted of the following at August 31, 2004:

Natural gas, propane and other NGLs	$41,732
Appliances, parts and fittings and other	12,335

Total inventories	$54,067

Deposits

Deposits are paid to vendors in the midstream and transportation business as prepayments for natural gas deliveries in the following month. The Company makes prepayments when the volume of business with a vendor exceeds the Company’s credit limit and/or when it is economically beneficial to do so. Deposits with vendors for gas purchases were $3,000 as of August 31, 2004. The Company also has deposits with derivative counterparties of $23 as of August 31, 2004.

Deposits are received from midstream and transportation customers as prepayments for natural gas deliveries in the following month and deposits from propane customers as security for future propane use. Prepayments and security deposits may also be required when customers exceed their credit limits or do not qualify for open credit. Deposits received from customers were $11,378 as of August 31, 2004.

Exchanges

Exchanges consist of natural gas and NGL delivery imbalances with others. These amounts, which are valued at market prices, turn over monthly and are recorded as exchanges receivable or exchanges payable on the Company’s consolidated balance sheet. Management believes market value approximates cost.

Property, Plant and Equipment

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not add capacity or extend the useful life are expensed as incurred. Expenditures to refurbish assets that either extend the useful lives of the asset or prevent environmental contamination are capitalized and depreciated over the remaining useful life of the asset. Additionally, the Company capitalizes certain costs directly related to the installation of company-owned propane tanks and construction of assets including internal labor costs, interest and engineering costs. Upon disposition or retirement of pipeline components or natural gas plant components, any gain or loss is recorded to accumulated depreciation. When entire pipeline systems, gas plants or other property and equipment are retired or sold, any gain or loss is included in operations.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of long-lived assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of long-lived assets was recorded during the periods presented.

Components and useful lives of property, plant and equipment were as follows at August 31, 2004:

Land and improvements	$27,771
Buildings and improvements (10 to 30 years)	34,574
Pipelines and equipment (10 to 65 years)	833,538
Natural gas storage (40 years)	24,277
Bulk storage, equipment and facilities (3 to 30 years)	48,947
Tanks and other equipment (5 to 30 years)	328,026
Vehicles (5 to 10 years)	56,922
Right of way (20 to 65 years)	59,338
Furniture and fixtures (3 to 10 years)	7,336
Linepack	12,850
Pad Gas	42,136
Other (5 to 10 years)	5,581

1,481,296
Less – Accumulated depreciation	(57,346)

1,423,950
Plus – Construction work-in-process	43,699

Property, plant and equipment, net	$1,467,649

Capitalized interest is included for pipeline construction projects. Interest is capitalized based on the current borrowing rate. As of August 31, 2004, a total of $926 has been capitalized for pipeline construction projects.

Asset Retirement Obligation

The Company accounts for its asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, (“SFAS 143”). SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period a legal obligation for the retirement of tangible long-lived assets is incurred, typically at the time the assets are placed into service. A corresponding asset is also recorded and depreciated over the life of the asset. After the initial measurement, an entity would recognize changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

The Company’s management has completed the assessment of SFAS No. 143, and has determined that the Company is obligated by contractual requirements to remove facilities or perform other remediation upon retirement of certain assets. Determination of the amounts to be recognized is based upon numerous estimates and assumptions, including expected settlement dates, future retirement costs, future inflation rates, and the credit-adjusted risk-free interest rates. However, management is not able to reasonably determine the fair value of the asset retirement obligations as of August 31, 2004 because the settlement dates are indeterminable. An asset retirement obligation will be recorded in the periods management can reasonably determine the settlement dates.

Goodwill

The Company assesses the impairment of its goodwill in accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, (“SFAS 142”), by determining whether the carrying amount exceeds the fair value of the recognized goodwill asset. If impairment has occurred, the difference between the carrying amount and the fair value is recognized as a loss in the consolidated statements of operations in the period of the impairment. Based on the annual impairment tests performed, there was no impairment as of August 31, 2004.

Intangibles and Other Assets

Intangibles and other assets are stated at cost net of amortization computed on the straight-line method. The Company eliminates from its balance sheet the gross carrying amount and the related accumulated amortization for any fully amortized intangibles in the year they are fully amortized. Components and useful lives of intangibles and other assets were as follows as of August 31, 2004:

	Gross Carrying	Accumulated
	Amount	Amortization
Amortized intangible assets -
Noncompete agreements (5 to 15 years)	$27,952	$(3,006)
Customer lists (15 years)	43,756	(2,307)
Financing costs (3 to 15 years)	18,125	(5,515)
Consulting agreements (2 to 7 years)	132	(29)
Other (10 years)	477	(143)

Total	90,442	(11,000)
Unamortized intangible assets -
Trademarks	19,719	—
Other assets	1,260	—

Total intangibles and other assets	$111,421	$(11,000)

The Company reviews other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of other intangible assets is not recoverable, the Company reduces the carrying amount of such assets to fair value. No impairment of other intangible assets has been recorded as of August 31, 2004.

Accrued and Other Current Liabilities

Accrued and other current liabilities consisted of the following as of August 31, 2004:

Interest payable	$6,633
Wages, payroll taxes and employee benefits	16,012
Deferred tank rent	4,581
Taxes other than income	7,185
Advanced budget payments and unearned revenue	14,632
Liquids Marketing	1,225
Other	5,569

Accrued and other current liabilities	$55,837

Fair Value

The carrying amounts of accounts receivable and accounts payable approximate their fair value. Based on the estimated borrowing rates currently available to the Company for long-term loans with similar terms and average maturities, the aggregate fair value and carrying amount of long-term debt at August 31, 2004 was $1,128,535 and $1,102,392, respectively.

Income Taxes

U.S. Propane, L.L.C. is a limited liability company that is treated as a partnership for federal income tax purposes. As a result, U.S. Propane, L.L.C.’s earnings or losses for income tax purposes are included in the tax returns of the individual members. Oasis, Heritage Holdings and certain other of the Company’s subsidiaries are taxable corporations and follow the asset and liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). Under SFAS 109, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets are received and liabilities settled.

Unit Based Compensation Plans

The Company follows the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 Accounting for Stock-based Compensation (SFAS 123). SFAS 123 requires that significant assumptions be used during the year to estimate the fair value, which includes the risk-free interest rate used, the expected life of the grants under each of the plans and the expected distributions on each of the units granted. The Company assumed a weighted average risk free interest rate of 2.35% for the year ended August 31, 2004, in estimating the present value of the future cash flows of the distributions during the vesting period on the measurement date of each grant. Annual average cash distributions at the grant date were estimated to be $2.22 for the year ended August 31, 2004. The expected life of each grant is assumed to be the minimum vesting period under certain performance criteria of each grant.

Restricted Unit Plan

The Company previously adopted the Amended and Restated Restricted Unit Plan dated August 10, 2000, amended February 4, 2002 as the Second Amended and Restated Restricted Unit Plan (the “Restricted Unit Plan”), for certain directors and key employees of the General Partner and its affiliates. The Restricted Unit Plan provided rights to acquire up to 146,000 Common Units. The Restricted Unit Plan provided for the award or grant to key employees of the right to acquire Common Units on such terms and conditions (including vesting conditions, forfeiture or lapse of rights) as the Compensation Committee of the Company shall determine. In addition, eligible directors automatically received a director’s grant of 500 Common Units on each September 1, and newly elected directors were also entitled to receive a grant of 2,000 Common Units upon election or appointment to the Board. Directors who were employees of Energy Transfer Partners were not entitled to receive a director’s grant of Common Units but could receive Common Units as employees.

Generally, awards granted under the Restricted Unit Plan vested upon the occurrence of specified performance objectives established by the Compensation Committee at the time designations of grants were made, or if later, the three-year anniversary of the grant date. In the event of a “change of control” (as defined in the Restricted Unit Plan), all rights to acquire Common Units pursuant to the Restricted Unit Plan immediately vested. Pursuant to the January 2004 acquisition of the Company by La Grange Energy, the change of control provisions of the Restricted Unit Plan were triggered, resulting in the early vesting of 21,600 units by Heritage. Individuals holding 4,500 grants waived their rights to early vesting under the change of control provisions. Heritage recognized compensation expense on the units that vested.

The issuance of the Common Units pursuant to the Restricted Unit Plan was intended to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation in respect of the Common Units. Therefore, no consideration was payable by the plan participants upon vesting and issuance of the Common Units. Following the June 23, 2004 approval of the 2004 Unit Plan at the special meeting of the Unitholders, the Restricted Unit Plan was terminated (except for the obligation to issue Common Units at the time the 8,296 units previously awarded vest), and no additional grants will be made under the Restricted Unit Plan.

Long-Term Incentive Plan

Effective September 1, 2000, the Company adopted a long-term incentive compensation plan whereby units were to be awarded to the executive officers of the Company upon achieving certain targeted levels of Distributed Cash (as defined in the Long Term Incentive Plan) per unit. Awards under the program were made starting in 2003 based upon the average of the prior three years Distributed Cash per unit. A minimum of

250,000 units and if targeted levels were achieved, a maximum of 500,000 units were available for award under the Long Term Incentive Plan. In connection with the acquisition by La Grange Energy of the Company in January 2004, 150,018 units vested and Common Units were issued, and the Long-Term Incentive Plan terminated.

2004 Unit Plan

On June 23, 2004 at a special meeting of the Common Unitholders of Energy Transfer Partners, L.P., the Common Unitholders of Energy Transfer Partners, L.P. approved the terms of Energy Transfer Partners’ 2004 Unit Plan (the “Plan”), which provides for awards of Common Units and other rights to Energy Transfer Partners’ employees, officers, and directors. The maximum number of Common Units that may be granted under this Plan is 900,000 total units issued. Any awards that are forfeited or which expire for any reason, or any units which are not used in the settlement of an award will be available for grant under the Plan. Units to be delivered upon the vesting of awards granted under the Plan may be (i) units acquired by Energy Transfer Partners in the open market, (ii) units already owned by Energy Transfer Partners.or its General Partner, (iii) units acquired by Energy Transfer Partners, L.P. or its General Partner directly fromEnergy Transfer Partners., or any other person, (iv) units that are registered under a registration statement for this Plan, (v) Restricted Units, or (vi) any combination of the foregoing.

Employee Grants. The Compensation Committee, in its discretion, may from time to time grant awards to any employee, upon such terms and conditions as it may determine appropriate and in accordance with specific general guidelines as defined by the Plan. All outstanding awards shall fully vest into units upon any Change in Control as defined by the Plan or upon such terms as the Compensation Committee may require at the time the award is granted. As of August 31, 2004, no grants of awards had been made to any employee under the 2004 Unit Plan. Subsequent to August 31, 2004, awards totaling 129,600 units were made under the 2004 Unit Plan to employees, including executive officers. These awards will vest subject to vesting over a three-year period based upon the achievement of certain performance criteria. Vested awards will convert into Common Units upon the third anniversary of the measuring date for the grants, which is September 1 of each year. Vesting occurs based upon the total return to Energy Transfer Partners’ Unitholders as compared to a group of Master Limited Partnership peer companies. The issuance of Common Units pursuant to the 2004 Unit Plan is intended to serve as a means of incentive compensation, therefore, no consideration will be payable by the plan participants upon vesting and issuance of the Common Units.

Director Grants. Each director who is not also (i) a shareholder or a direct or indirect employee of any parent, or (ii) a direct or indirect employee of U.S. Propane, L.L.C., Energy Transfer Partners, or a subsidiary (“Director Participant”), who is elected or appointed to the Board for the first time shall automatically receive, on the date of his or her election or appointment, an award of up to 2,000 units (the “Initial Director’s Grant”). Commencing on September 1, 2004 and each September 1 thereafter that this Plan is in effect, each Director Participant who is in office on such September 1, shall automatically receive an award of units equal to $15,000 divided by the fair market value of a Common Units on such date (“Annual Director’s Grant”). Each grant of an award to a Director Participant will vest at the rate of 20% per year, beginning on the first anniversary date of the Award; provided however, notwithstanding the foregoing, (i) all awards to a Director Participant shall become fully vested upon a change in control, as defined by the Plan, unless voluntarily waived by such Director Participant, and (ii) all awards which have not yet vested on the date a Director Participant ceases to be a director shall vest on such terms as may be determined by the Compensation Committee. As of August 31, 2004, initial Director’s Grants totaling 4,000 units have been made.

Long-Term Incentive Grants. The Compensation Committee may, from time to time, grant awards under the Plan to any executive officer or any employee it may designate as a participant in accordance with general guidelines under the Plan. These guidelines include (i) options to purchase a specified number of units at a specified exercise price, which are clearly designated in the award as either an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code, or a “non-qualifying stock option” that is not intended to qualify as an incentive stock option under Section 422; (ii) Unit Appreciation Rights that specify the terms of the fair market value of the award on the date the unit appreciation right is exercised and the strike price; (iii) units; or (iv) any combination hereof. As of August 31, 2004, there has been no Long-Term Incentive Grants made under the Plan.

This Plan will be administered by the Compensation Committee of the Board of Directors and may be amended from time to time by the Board; provided however, that no amendment will be made without the approval of a majority of the Energy Transfer Partners Unitholders (i) if so required under the rules and regulations of the New York Stock Exchange or the Securities and Exchange Commission; (ii) that would extend the maximum period during which an award may be granted under the Plan; (iii) materially increase the cost of the Plan to the Company; or (iv) result in this Plan no longer satisfying the requirements of Rule 16b-3 of Section 16 of the Securities and Exchange Act of 1934. This Plan shall terminate no later that the 10th anniversary of its original effective date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements..

Some of the other more significant estimates made by management include, but are not limited to, allowances for doubtful accounts, the fair value of derivative instruments, useful lives for depreciation and amortization, purchase accounting allocations and subsequent realizability of intangible assets, deferred taxes, and general business and medical self-insurance reserves. Actual results could differ from those estimates.

Accounting for Derivative Instruments and Hedging Activities

The Company applies Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133) as amended. This statement requires that all derivatives be recognized in the balance sheet as either an asset or liability measured at fair value. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment.

The Company has established a formal risk management policy in which derivative financial instruments are employed in connection with an underlying asset, liability and/or anticipated transaction. The midstream and transportation segments do not use derivative financial instruments for speculative purposes. At inception, the Company formally documents the relationship between the hedging instrument and the hedged item, the risk management objectives, and the methods used for assessing and testing effectiveness. The Company also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are used in its hedging transactions are highly effective in offsetting changes in cash flows. Furthermore, management meets on a weekly basis to assess the creditworthiness of the derivative counterparties to manage against the risk of default. If the Company determines that a derivative is no longer highly effective as a hedge, it discontinues hedge accounting prospectively by including changes in the fair value of the derivative in current earnings.

The Company utilizes various exchange-traded and over-the-counter commodity financial instrument contracts to limit its exposure to margin fluctuations in natural gas and NGL prices. These contracts consist primarily of futures and swaps. Generally, management has previously elected not to apply hedge accounting to these contracts, therefore, the net gain or loss arising from marking to market these derivative instruments was previously recognized in earnings as unrealized gains and losses on the statement of operations. However, during the year ended August 31, 2004, the Company designated various new futures and certain associated basis contracts as cash flow hedging instruments in accordance with SFAS 133. The effective portion of the hedge gain or loss is initially reported as a component of other comprehensive income and is subsequently reclassified into earnings when the transaction being hedged occurs. The ineffective portion of the gain or loss is reported in earnings immediately. As of August 31, 2004, these hedging instruments had a net fair value of $85, which was recorded as price risk management assets and liabilities on the balance sheet through other comprehensive income.

ETC OLP also entered into an interest rate swap agreement for the purpose of mitigating the interest rate risk associated with the La Grange Acquisition Term Note. The interest rate swap agreement is used to manage a portion of the exposure to changing interest rates by converting floating rate debt to fixed rate debt. The fair value of the swap was a liability of $539 as of August 31, 2004, which is recorded as price risk management liabilities on the balance sheet.

In the course of normal operations, the Company routinely enters into contracts such as forward physical contracts for the purchase and sale of natural gas, propane, and other NGLs that qualify for and are designated as a normal purchase and sales contracts. Such contracts are exempted from the fair value accounting requirements of SFAS 133 and are accounted for using traditional accrual accounting.

The market prices used to value the financial derivative transactions reflect management’s estimates considering various factors including closing exchange and over-the-counter quotations, and the time value of the underlying commitments. The values are adjusted to reflect the potential impact of liquidating a position in an orderly manner over a reasonable period of time under present market conditions.

Recently Issued Accounting Standards

In January of 2003, the Financial Accounting Standards Board (“FASB”) issued Financial Interpretation No. 46 Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51 (FIN 46). In December 2003, the FASB issued FIN 46R, which clarified certain issues identified in FIN 46. FIN 46R requires an entity to consolidate a variable interest entity if the entity is designated as the primary beneficiary of that variable interest entity even if the entity does not have a majority of voting interest. A variable interest entity is generally defined as an entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of this statement apply at inception of any entity created after January 31, 2003. For an entity created before February 1, 2003, the provisions of this interpretation must be applied at the beginning of the first interim or annual period beginning after March 15, 2004. The implementation of FIN 46 did not have an impact on the Company’s financial position.

As of August 31, 2004, the Company owned various unconsolidated entities in which its share of the unconsolidated entities ranges from 49% to 50%. The Company accounts for its investments under the equity method of accounting as prescribed by APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The Company does not control these entities, and each partner shares in all profits and losses equal to their respective share in the entities. There are no limits on the exposure to losses or on the ability to share in returns. Based on the analysis performed, the Company is not the primary beneficiary of the entities, and as a result, will not consolidate the entities but will continue to account for the investment in these entities under the equity method.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the provisions of SFAS 150 as of September 1, 2003. The adoption did not have a material impact on the Company’s consolidated financial position.

3. ASSETS HELD IN TRUST:

In connection with the initial public offering (“IPO”) of Heritage in June 1996, Heritage Holdings retained proceeds, which were placed in various trusts to be paid to the noteholders of noncompete agreements entered into prior to the IPO. The proceeds are disbursed monthly from the trust in accordance with the noncompete agreements. These assets were transferred to U.S. Propane upon its becoming the General Partner of Energy Transfer Partners. U.S. Propane retains all earnings from the trust assets.

4. ACQUISITIONS:

On June 2, 2004, ETC OLP acquired the transportation assets of TXU Fuel Company (formerly the TUFCO System now referred to as the ET Fuel System) for $498,571 in cash. The assets include approximately 2,000 miles of intrastate pipeline and related storage facilities located in Texas, with a total system capacity of 1.3 billion cubic feet or natural gas per day. The purchase price was funded with borrowings under ETC OLP’s amended debt agreement.

The purchase price allocation of the ET Fuel System was as follows:

Other assets	57
Property, plant and equipment	499,789
Deposits from vendor	(750)
Accrued expenses	(525)

Total	$498,571

These assets allow ETC OLP to provide multiple services to producers in four major producing areas of Texas, as well as providing access to major natural gas markets. In addition, these assets are expected to provide significant growth opportunities for the Partnership going forward. The acquisition was accounted for using the purchase method. The purchase price has been initially allocated based on the estimated fair values of the individual assets acquired and the liabilities assumed at the date of the acquisition. The final allocation of the purchase price is pending completion of an independent appraisal.

During the period from January 20, 2004 to August 31, 2004, HOLP acquired substantially all of the assets of three propane companies, which included Edwards Propane of Marshville, North Carolina, Custer Gas Service of Custer, South Dakota, and one other small company. The aggregate purchase price for these acquisitions totaled $16,967, which included liabilities assumed of $268. In the aggregate, these acquisitions are not material for pro forma disclosure purposes. These acquisitions were financed primarily with the HOLP Senior Revolving Acquisition Facility and were accounted for by the purchase method under SFAS 141.

5. WORKING CAPITAL FACILITY AND LONG-TERM DEBT:

Long-term debt consists of the following:

August 31,
2004
1996 8.55% Senior Secured Notes	$84,000
1997 Medium Term Note Program:
7.17% Series A Senior Secured Notes	12,000
7.26% Series B Senior Secured Notes	18,000
6.50% Series C Senior Secured Notes	1,786
2000 and 2001 Senior Secured Promissory Notes:
8.47% Series A Senior Secured Notes	9,600
8.55% Series B Senior Secured Notes	27,429
8.59% Series C Senior Secured Notes	27,000
8.67% Series D Senior Secured Notes	58,000
8.75% Series E Senior Secured Notes	7,000
8.87% Series F Senior Secured Notes	40,000
7.21% Series G Senior Secured Notes	15,200
7.89% Series H Senior Secured Notes	8,000
7.99% Series I Senior Secured Notes	16,000

August 31,
2004
Term Loan Facility	725,000
Senior Revolving Acquisition Facility	23,000
Long term portion of the Senior Revolving Working Capital Facility	10,000
Notes Payable on noncompete agreements with interest imputed at rates averaging 7.38%, due in installments through 2010	18,218
Other	2,159
Current maturities of long-term debt	(31,234)

$1,071,158

Maturities of the Senior Secured Notes, the Medium Term Note Program and the Senior Secured Promissory Notes (the “Notes”) are as follows:

1996 8.55% Senior Secured Notes:

mature at the rate of $12,000 on June 30 in each of the years 2002 to and including 2011. Interest is paid semi-annually.

1997 Medium Term Note Program:

Series A Notes:	mature at the rate of $2,400 on November 19 in each of the years 2005 to and including 2009. Interest is paid semi-annually.

Series B Notes:	mature at the rate of $2,000 on November 19 in each of the years 2003 to and including 2012. Interest is paid semi-annually.

Series C Notes:	mature at the rate of $714 on March 13 in each of the years 2000 to and including 2003, $357 on March 13, 2004, $1,073 on March 13, 2005, and $357 in each of the years 2006 and 2007. Interest is paid semi-annually.

2000 and 2001 Senior Secured Promissory Notes:

Series A Notes:	mature at the rate of $3,200 on August 15 in each of the years 2003 to and including 2007. Interest is paid quarterly.

Series B Notes:	mature at the rate of $4,571 on August 15 in each of the years 2004 to and including 2010. Interest is paid quarterly.

Series C Notes:	mature at the rate of $5,750 on August 15 in each of the years 2006 to and including 2007, $4,000 on August 15, 2008 and $5,750 on August 15, 2009 to and including 2010. Interest is paid quarterly.

Series D Notes:	mature at the rate of $12,450 on August 15 in each of the years 2008 and 2009, $7,700 on August 15, 2010, $12,450 on August 15, 2011 and $12,950 on August 15, 2012. Interest is paid quarterly.

Series E Notes:	mature at the rate of $1,000 on August 15 in each of the years 2009 to and including 2015. Interest is paid quarterly.

Series F Notes:	mature at the rate of $3,636 on August 15 in each of the years 2010 to and including 2020. Interest is paid quarterly.

Series G Notes:	mature at the rate of $3,800 on May 15 in each of the years 2004 to and including 2008. Interest is paid quarterly. $7.5 million of these notes were retired during the fiscal year ended August 31, 2003.

Series H Notes:	mature at the rate of $727 on May 15 in each of the years 2006 to and including 2016. Interest is paid quarterly. $19.5 million of these notes were retired during the fiscal year ended August 31, 2003.

Series I Notes:	mature in one payment of $16,000 on May 15, 2013. Interest is paid quarterly.

All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP and its subsidiaries secure the Senior Secured, Medium Term, and Senior Secured Promissory Notes. In addition to the stated interest rate for the Notes, the Partnership is required to pay an additional 1% per annum on the outstanding balance of the Notes at such time as the Notes are not rated investment grade status or higher. As of August 31, 2004 the Notes were rated investment grade or better thereby alleviating the requirement that HOLP pay the additional 1% interest.

Effective August 31, 2004, ETC OLP entered into the Third Amendment to the Second Amended and Restated Credit Agreement. The terms of the Agreement are as follows:

A $725,000 Term Loan Facility that matures on January 18, 2008. Amounts borrowed under the ETC OLP Credit Facility bear interest at a rate based on either a Eurodollar rate, or a prime rate. The weighted average interest rate was 4.45% as of August 31, 2004. The Term Loan Facility is secured by substantially all of theETC OLP’s assets. As of August 31, 2004 the Term Loan Facility had a balance of $725,000.

A $225,000 Revolving Credit Facility is available through January 18, 2008. Amounts borrowed under the ETC OLP Credit Facility bear interest at a rate based on either a Eurodollar rate, or a prime rate. The maximum commitment fee payable on the unused portion of the facility is 0.50%. The facility is fully secured by substantially all ofETC OLP’s assets. As of August 31, 2004, there were no amounts outstanding under the Revolving Credit Facility, and $4,650 in letters of credit outstanding which reduce the amount available for borrowing under the Revolving Credit Facility. Letters of Credit under the Revolving Credit Facility may not exceed $40,000.

Effective March 31, 2004, HOLP entered into the Third Amended and Restated Credit Agreement. The terms of the Agreement are as follows:

A $75,000 Senior Revolving Working Capital Facility is available through December 31, 2006. Amounts borrowed under the Working Capital Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 3.2038% for the amount outstanding at August 31, 2004. The maximum commitment fee payable on the unused portion of the facility is 0.50%. HOLP must reduce the principal amount of working capital borrowings to $10,000 for a period of not less than 30 consecutive days at least one time during each fiscal year. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP’s subsidiaries secure the Senior Revolving Working Capital Facility. As of August 31, 2004, the Senior Revolving Working Capital Facility had a balance outstanding of $24,550, of which $10,000 was long-term and $14,550 was short-term. A $5,000 Letter of Credit issuance is available to HOLP for up to 30 days prior to the maturity date of the Working Capital Facility. Letter of Credit Exposure plus the Working Capital Loan cannot exceed the $75,000 maximum Working Capital Facility. HOLP had outstanding Letters of Credit of $1,002 at August 31, 2004.

A $75,000 Senior Revolving Acquisition Facility is available through December 31, 2006. Amounts borrowed under the Acquisition Credit Facility bear interest at a rate based on either a Eurodollar rate or a prime rate. The weighted average interest rate was 3.2038% for the amount outstanding at August 31, 2004. The maximum commitment fee payable on the unused portion of the facility is 0.50%. All receivables, contracts, equipment, inventory, general intangibles, cash concentration accounts, and the capital stock of HOLP’s subsidiaries secure the Senior Revolving Acquisition Facility. As of August 31, 2004, the Senior Revolving Acquisition Facility had a balance outstanding of $23,000.

The agreements for each of the Senior Secured Notes, Medium Term Note Program, Senior Secured Promissory Notes, and the Operating Partnerships’ bank credit facilities contain customary restrictive covenants applicable to the Operating Partnerships, including limitations on substantial disposition of assets, changes in ownership of the Operating Partnerships, the level of additional indebtedness and creation of liens. These covenants require the Operating Partnerships to maintain ratios of Consolidated Funded Indebtedness to Consolidated EBITDA (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not more than, 4.75 to 1 for HOLP and 4.75 to 1.0 during the 365-day period following the funding of the purchase price of the ET Fuel System and to 4.00 to 1.00 during any period other than the 365-day period following the funding of the purchase price of the ET Fuel System for ETC OLP and Consolidated EBITDA to Consolidated Interest Expense (as these terms are similarly defined in the bank credit facilities and the Note Agreements) of not less than 2.25 to 1 for HOLP and 2.75 to 1 forETC OLP. The Consolidated EBITDA used to determine these ratios is calculated in accordance with these debt agreements. For purposes of calculating the ratios under the bank credit facilities and the Note Agreements, Consolidated EBITDA is based upon the Operating Partnerships’ EBITDA, as adjusted for the most recent four quarterly periods, and modified to give pro forma effect for acquisitions and divestures made during the test period and is compared to Consolidated Funded Indebtedness as of the test date and the Consolidated Interest Expense for the most recent twelve months. These debt agreements also provide that the Operating Partnerships may declare, make, or incur a liability to make, restricted payments during each fiscal quarter, if: (a) the amount of such restricted payment, together with all other restricted payments during such quarter, do not exceed Available Cash with respect to the immediately preceding quarter; (b) no default or event of default exists before such restricted payments; and (c) each Operating Partnership’s restricted payment is not greater than the product of each Operating Partnership’s Percentage of Aggregate Available Cash multiplied by the Aggregate Partner Obligations (as these terms are similarly defined in the bank credit facilities and the Note Agreements). The debt agreements further provide that HOLP’s Available Cash is required to reflect a reserve equal to 50% of the interest to be paid on the notes and in addition, in the third, second and first quarters preceding a quarter in which a scheduled principal payment is to be made on the notes, and a reserve equal to 25%, 50%, and 75%, respectively, of the principal amount to be repaid on such payment dates.

Failure to comply with the various restrictive and affirmative covenants of the Operating Partnerships’ bank credit facilities and the Note Agreements could negatively impact the Operating Partnerships’ ability to incur additional debt and/or Energy Transfer Partners’ ability to pay distributions. The Operating Partnerships are required to measure these financial tests and covenants quarterly and were in compliance with all requirements, tests, limitations, and covenants related to the Senior Secured Notes, Medium Term Note Program and Senior Secured Promissory Notes, and the bank credit facilities as of August 31, 2004.

Future maturities of long-term debt for each of the next five fiscal years and thereafter are $31,234 in 2005; $39,355 in 2006; $72,009 in 2007; $770,756 in 2008; $42,909 in 2009, and $146,129 thereafter.

6. INCOME TAXES:

The components of the deferred tax liability were as follows at August 31, 2004:

Property, plant and equipment	$108,661
Other	1,235

$109,896

7. MAJOR CUSTOMERS

As of August 31, 2004, the Company had receivables due from BP Energy Company that represented approximately 13.9% of the Partnership’s total net accounts receivable. Management attempts to mitigate its credit risk by establishing strict credit policies for significant accounts receivable.

8. COMMITMENTS AND CONTINGENCIES:

Commitments

Certain property and equipment is leased under noncancelable leases, which require fixed monthly rental payments and expire at various dates through 2020. Fiscal year future minimum lease commitments for such leases are $4,794 in 2005; $3,048 in 2006; $2,104 in 2007; $1,647 in 2008; $1,216 in 2009 and $628 thereafter.

The Company has forward commodity contracts, which will be settled by physical delivery. Short-term contracts, which expire in less than one year, require delivery up to 20 million British thermal units per day (MMBtu/d). Long-term contracts total require delivery of up to 156 MMBtu/d. The long-term contracts run through July 2013.

The Partnership has signed long-term agreements with several parties committing firm transportation volumes into a new pipeline system, which the Partnership was required to construct, and which is referred to as the Bossier Pipeline. Those commitments include an agreement with XTO Energy Inc. (XTO) to deliver approximately 200 million cubic feet per day (MMcf/d) of natural gas into the pipeline. The term of the XTO Energy Inc. agreement runs nine years beginning when the Bossier Pipeline becomes operational. The Bossier Pipeline became operational in June 2004.

The Company in the normal course of business, purchases, processes and sells natural gas pursuant to long-term contracts. Such contracts contain terms that are customary in the industry. The Partnership believes that such terms are commercially reasonable and will not have a material adverse effect on the Company’s financial position or results of operations.

The Partnership has entered into several propane purchase and supply commitments with varying terms as to quantities and prices, which expire at various dates through March 2005.

Litigation

Although the midstream operating partnership, ETC OLP, may, from time to time, be involved in litigation and claims arising out of its operations in the normal course of business, ETC OLP is not currently a party to any material legal proceedings. In addition, management is not aware of any material legal or governmental proceedings against ETC OLP, or contemplated to be brought against ETC OLP, under the various environmental protection statutes to which it is subject.

Propane is a flammable, combustible gas. Serious personal injury and significant property damage can arise in connection with its storage, transportation or use. In the ordinary course of business, HOLP is sometimes threatened with or are named as a defendant in various lawsuits seeking actual and punitive damages for product liability, personal injury and property damage. The Partnership maintains liability insurance with insurers in amounts and with coverages and deductibles management believes are reasonable and prudent, and which are generally accepted in the industry. However, there can be no assurance that the levels of insurance protection currently in effect will continue to be available at reasonable prices or that such levels will remain adequate to protect us from material expenses related to product liability, personal injury or property damage in the future. Although any litigation is inherently uncertain, based on past experience, the information currently available and the availability of insurance coverage, we do not believe that pending or threatened litigation matters will have a material adverse effect on our financial condition or results of operations.

Of the pending or threatened matters in which the Partnership is a party, none have arisen outside the ordinary course of business except for an action filed by Heritage on November 30, 1999 against SCANA Corporation, Cornerstone Ventures, L.P. and Suburban Propane, L.P. (the “SCANA litigation”). Prior to trial, a settlement was reached with Defendant Cornerstone Ventures, L.P., and they were dismissed from the litigation. The trial began on October 4, 2004 against the remaining defendants and testimony was concluded on October 20, 2004. On October 21, 2004, the jury returned a verdict in favor of Heritage against SCANA and in favor of defendant Suburban. The jury found in favor of Heritage on all four claims against SCANA, awarding a total of $48 million in actual and punitive damages. It is expected that the court will render a final judgment by the end of November 2004. SCANA has publicly stated that it plans to appeal any adverse judgment by the court. The Partnership cannot predict whether the final judgment will affirm the jury verdict without any modification or whether any appeal of the final judgment by SCANA will be successful. As a result, management cannot yet predict whether the Partnership will receive any of the damages award covered by this verdict.

The Company is a party to various legal proceedings and/or regulatory proceedings incidental to its business. Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Partnership. In the opinion of management, all such matters are either covered by insurance, are without merit or involve amounts, which, if resolved unfavorably, would not have a significant effect on the financial position or results of operations of the Partnership. Once management determines that information pertaining to a legal proceeding indicates that it is probable that a liability has been incurred, an accrual is established equal to management’s estimate of the likely exposure. For matters that are covered by insurance, the Partnership accrues the related deductible. As of August 31, 2004 and 2003, an accrual of $930 and $112, respectively, was recorded as accrued and other current liabilities on the Company’s consolidated balance sheets.

Environmental

The Company’s operations are subject to extensive federal, state and local environmental laws and regulations that require expenditures for remediation at operating facilities and waste disposal sites. Although the Partnership believes its operations are in substantial compliance with applicable environmental laws and regulations, risks of additional costs and liabilities are inherent in the natural gas pipeline and processing business, and there can be no assurance that significant costs and liabilities will not be incurred. Moreover, it is possible that other developments, such as increasingly stringent environmental laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the operations, could result in substantial costs and liabilities. Accordingly, the Partnership has adopted policies, practices, and procedures in the areas of pollution control, product safety, occupational health, and the handling, storage, use, and disposal of hazardous materials to prevent material environmental or other damage, and to limit the financial liability, which could result from such events. However, some risk of environmental or other damage is inherent in the natural gas pipeline and processing business, as it is with other entities engaged in similar businesses.

In conjunction with the October 1, 2002 acquisition of the Texas and Oklahoma natural gas gathering and gas processing assets from Aquila Gas Pipeline, Aquila, Inc. agreed to indemnify ETC OLP for any environmental liabilities that arose from the operation of the assets for the period prior to October 1, 2002. Aquila also agreed to indemnify ETC OLP for 50% of any environmental liabilities that arose from the operations of Oasis Pipe Line Company prior to October 1, 2002.

Petroleum-based contamination or environmental wastes are known to be located on or adjacent to six sites, on which the Partnership presently has, or formerly had, retail propane operations. These sites were evaluated at the time of their acquisition. In all cases, remediation operations have been or will be undertaken by others, and in all six cases, Heritage obtained indemnification for expenses associated with any remediation from the former owners or related entities. The Partnership has not been named as a potentially responsible party at any of these sites, nor has the Company’s operations contributed to the environmental issues at these sites. Accordingly, no amounts have been recorded in the Company’s August 31, 2004 balance sheet. Based on information currently available to the Partnership, such projects are not expected to have a material adverse effect on the Company’s financial condition or results of operations.

In July 2001, Heritage acquired a company that had previously received a request for information from the U.S. Environmental Protection Agency (the “EPA”) regarding potential contribution to a widespread groundwater contamination problem in San Bernardino, California, known as the Newmark Groundwater Contamination. Although the EPA has indicated that the groundwater contamination may be attributable to releases of solvents from a former military base located within the subject area that occurred long before the facility acquired by Heritage was constructed, it is possible that the EPA may seek to recover all or a portion of groundwater remediation costs from private parties under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called “Superfund”). Based upon information currently available to the Partnership, it is believed that the Company’s liability if such action were to be taken by the EPA would not have a material adverse effect on the Company’s financial condition or results of operations.

Environmental exposures and liabilities are difficult to assess and estimate due to unknown factors such as the magnitude of possible contamination, the timing and extent of remediation, the determination of the Company’s liability in proportion to other parties, improvements in cleanup technologies and the extent to which environmental laws and regulations may change in the future. Although environmental costs may have a significant impact on the results of operations for any single period, the Partnership believes that such costs will not have a material adverse effect on its financial position. As of August 31, 2004, an accrual of $473 was recorded in the Company’s balance sheet to cover any material environmental liabilities that were not covered by the environmental indemnifications.

9. PRICE RISK MANAGEMENT ASSETS AND LIABILITIES:

Commodity Price Risk

The Partnership is exposed to market risks related to the volatility of natural gas and NGL prices. To reduce the impact of this price volatility, the Partnership primarily uses derivative commodity instruments (futures and swaps) to manage its exposures to fluctuations in margins. The fair value of all price risk management assets and liabilities that are designated and documented as cash flow hedges and determined to be effective are recorded through other comprehensive income until the settlement month. The amount on the balance sheet relating to price risk management assets liabilities in accumulated other comprehensive income will be reclassified into earnings over the next twelve months. When the physical transaction settles, any gain or loss previously recorded in other comprehensive income (loss) on the derivative is recognized in the statement of operations. Unrealized gains or losses on price risk management assets and liabilities that do not meet the requirements for hedge accounting are recognized in the statement of operations. The Company’s price risk management assets and liabilities were as follows as of August 31, 2004:

		Notional
		Volume		Fair
August 31, 2004:	Commodity	MMBTU	Maturity	Value
Basis Swaps IFERC/Nymex	Gas	54,472,500	2004-2005	$1,451
Basis Swaps IFERC/Nymex	Gas	62,767,500	2004-2005	592

				$2,043
Swing Swaps IFERC	Gas	119,495,000	2004-2005	$704
Swing Swaps IFERC	Gas	45,265,000	2004-2005	(399)
Swing Swaps IFERC	Gas	76,720,000	2006-2008	—

				$305
Futures Nymex	Gas	10,057,500	2004-2005	$(1,311)
Futures Nymex	Gas	12,677,500	2004-2005	2,941

				1,630
		Barrels
NGL Swaps	Condensate, Propane, Ethane	250,000	2004-2005	$(86)

Estimates related to the Company’s gas marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. The Partnership believes it is protected from the volatility in the energy commodities markets because it does not have unbalanced positions. Long-term physical contracts are tied to index prices. System gas, which is also tied to index prices, will provide the gas required by our long-term physical contracts. When third-party gas is required to supply long-term contracts, a hedge is put in place to protect the margin on the contract. Financial contracts, which are not tied to physical delivery, will be offset with financial contracts to balance the Company’s positions.

Interest Rate Risk

The Partnership is exposed to market risk for changes in interest rates related to the bank credit facilities of ETC OLP. An interest rate swap agreement is used to manage a portion of the exposure related to LaGrange Acquisition’s Term Loan Facility to changing interest rates by converting floating rate debt to fixed-rate debt. On October 9, 2002, ETC OLP entered into an interest rate swap agreement to manage its exposure to changes in interest rates. The interest rate swap has a notional value of $75,000 and matures on October 9, 2005. Under the terms of the interest rate swap agreement, the Partnership will pay a fixed rate of 2.76% and will receive three-month LIBOR with quarterly settlement commencing on January 9, 2003. The value of the interest rate swap is marked to market and recorded in interest expense. The value of the interest rate swap at August 31, 2004 was a liability of $539 and was recorded as a component of price risk management liabilities on the Company’s consolidated balance sheet.

10. LIQUIDS MARKETING:

The Company buys and sells derivative financial instruments, which are within the scope of SFAS 133 and that are not designated as accounting hedges. HOLP also enters into energy trading contracts, which are not derivatives, and therefore, are not within the scope of SFAS 133. The types of contracts the Company utilizes in its liquids marketing segment include energy commodity forward contracts, options, and swaps traded on the over-the-counter financial markets. In accordance with the provisions of SFAS 133, derivative financial instruments utilized in connection with the Company’s liquids marketing activity are accounted for using the mark-to-market method. Under the mark-to-market method of accounting, forwards, swaps, options, and storage contracts are reflected at fair value, and are shown in the consolidated balance sheet as prepaid expenses and other and accrued and other current liabilities. The Partnership applies the applicable provisions of EITF Issue No. 02-3, Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities (EITF 02-3), which requires that gains and losses on derivative instruments be shown net in the statement of operations if the derivative instruments are held for trading purposes. Net realized and unrealized gains and losses from the financial contracts and the impact of price movements are recognized in the statement of operations as other revenue. Changes in the assets and liabilities from the liquids marketing activities result primarily from changes in the market prices, newly originated transactions, and the timing and settlement of contracts. Consequently, the Company does not apply mark-to-market accounting for any contracts that are not within the scope of SFAS 133. The Company attempts to balance its contractual portfolio in terms of notional amounts and timing of performance and delivery obligations. However, net unbalanced positions can exist or are established based on management’s assessment of anticipated market movements.

The notional amounts and terms of these financial instruments as of August 31, 2004 include fixed price payor for 345 barrels of propane, and fixed price receiver of 345 barrels of propane. Notional amounts reflect the volume of the transactions, but do not represent the amounts exchanged by the parties to the financial instruments. Accordingly, notional amounts do not accurately measure the Company’s exposure to market or credit risks.

Estimates related to the Company’s liquids marketing activities are sensitive to uncertainty and volatility inherent in the energy commodities markets and actual results could differ from these estimates. A theoretical change of 10% in the underlying commodity value of the liquids marketing contracts would not change the market value of the contracts as there were no unbalanced positions at August 31, 2004.

Inherent in the resulting contractual portfolio are certain business risks, including market risk and credit risk. Market risk is the risk that the value of the portfolio will change, either favorably or unfavorably, in response to changing market conditions. Credit risk is the risk of loss from nonperformance by suppliers, customers, or financial counterparties to a contract. The Partnership takes an active role in managing and controlling market and credit risk over liquids marketing activities, and has established control procedures, which are reviewed on an ongoing basis. Management monitors market risk of liquids marketing activities through a variety of techniques, including routine reporting to senior management. The Company attempts to minimize credit risk exposure through credit policies and periodic monitoring procedures.

The following table summarizes the fair value of liquids marketing contracts, aggregated by method of estimating fair value of the contracts as of August 31, 2004 where settlement had not yet occurred. Liquids marketing contracts all have a maturity of less than 1 year. The market prices used to value these transactions reflect management’s best estimate considering various factors including closing average spot prices for the current and outer months plus a differential to consider time value and storage costs.

August 31,
Source of Fair Value	2004
Prices actively quoted	$609
Prices based on other valuation methods	902

Assets from liquids marketing	$1,511

Prices actively quoted	$569
Prices based on other valuation methods	656

Liabilities from liquids marketing	$1,225

Unrealized gains	$286

11. PARTNERS’ CAPITAL:

The Partnership Agreement of Energy Transfer Partners requires that Energy Transfer Partners distribute all of its Available Cash to its Unitholders and its General Partner within 45 days following the end of each fiscal quarter, subject to the payment of incentive distributions to the holders of Incentive Distribution Rights to the extent that certain target levels of cash distributions are achieved. The term Available Cash generally means, with respect to any fiscal quarter of Energy Transfer Partner, all cash on hand at the end of such quarter, plus working capital borrowings after the end of the quarter, less reserves established by the General Partner in its sole discretion to provide for the proper conduct of the Company’s business, to comply with applicable laws or any debt instrument or other agreement, or to provide funds for future distributions to partners with respect to any one or more of the next four quarters. Available Cash is more fully defined in the Partnership Agreement of Energy Transfer Partners, L.P.

Distributions by Energy Transfer Partners in an amount equal to 100% of Available Cash will generally be made 98% to the Common, Class D, and Class E Unitholders and 2% to the General Partner, subject to the payment of incentive distributions to the General Partner to the extent that certain target levels of cash distributions are achieved.

The total amount of distributions paid or declared relating to the quarters in the period from January 20, 2004 through August 31, 2004 on Common Units, the Class D Units, the Class E, the General Partner interests and the Incentive Distribution Rights totaled $89.8 million, $5.4 million, $9.3 million, $2.3 million and $6.9 million, respectively. All such distributions were made from Available Cash from Operating Surplus.

Energy Transfer Partners makes distributions of available cash from operating surplus for any quarter in the following manner:

•	First, 98% to all Common and Class E Unitholders, in accordance with their percentage interests, and 2% to the General Partner, until each Common Unit has received $0.50 per unit for such quarter (the “minimum quarterly distribution”);

•	Second, 98% to all Common and Class E Unitholders, in accordance with their percentage interests, and 2% to the General Partner, until each Common Unit has received $0.55 per unit for such quarter (the “first target distribution”);

•	Third, 85% to all Common and Class E Unitholders, in accordance with their percentage interests, 13% to the holders of Incentive Distribution Rights, pro rata, and 2% to the General Partner, until each Common Unit has received at least $0.635 per unit for such quarter (the “second target distribution”);

•	Fourth, 75% to all Common and Class E Unitholders, in accordance with their percentage interests, 23% to the holders of Incentive Distribution Rights, pro rata, and 2% to the General Partner, until each Common Unit has received at least $0.825 per unit for such quarter; (the “third target distribution”); and

•	Fifth, thereafter, 50% to all Common and Class E Unitholders, in accordance with their percentage interests, 48% to the holders of Incentive Distribution Rights, pro rata, and 2% to the General Partner.

Notwithstanding the foregoing, any arrearage in the payment of the minimum quarterly distribution for all prior quarters and the distributions on each Class E Unit may not exceed $2.82 per year.

12. RELATED PARTY TRANSACTIONS:

Accounts payable to related companies as of August 31, 2004 includes $2,856 due to La Grange Energy. This amount represents the balance of funds due to La Grange Energy subject to final settlement of the Energy Transfer Transactions that have not yet been distributed.

Accounts payable to related companies as of August 31, 2004 includes approximately $1,400 payable to unconsolidated affiliates for purchases of natural gas.

The Company’s natural gas midstream operations secure compression services from third parties. Energy Transfer Technologies, Ltd. is one of the entities from which compression services are obtained. Energy Transfer Group, LLC is the general partner of Energy Transfer Technologies, Ltd. These entities are collectively referred to as the “ETG Entities”. The ETG Entities were not acquired by Energy Transfer Partners in conjunction with the January 2004 Energy Transfer Transactions. The Company’s Co-Chief Executive Officers have an indirect ownership in the ETG Entities. In addition, two of the General Partner’s directors, serve on the Board of Directors of the ETG Entities. The terms of each arrangement to provide compression services are, in the opinion of management, no less favorable than those available from other providers of compression services. During fiscal year 2004, payments totaling $279 were made to the ETG Entities for compression services provided to and utilized in the Company’s natural gas midstream operations.

One of the Company’s natural gas midstream subsidiaries owns a 50% interest in South Texas Gas Gathering, a joint venture that owns an 80% interest in the Dorado System, a 61-mile gathering system located in South Texas. The other 50% equity interest in South Texas Gas Gathering is owned by one of the General Partner’s directors. The Company is the operator of the Dorado System. At August 31, 2004, there was a balance of $248 owing to the Company by a director of the General Partner for services the Company provided as operator.

13. SUPPLEMENTAL INFORMATION:

Following is the balance sheet of the Company which is included to provide additional information with respect to U.S. Propane, L.L.C’s financial position on a stand-alone basis as of August 31, 2004:

ASSETS
Investment in affiliates	6

Total assets	$6

LIABILITIES AND MEMBER’S EQUITY
Member’s equity	6

Total liabilities and member’s equity	$6

14. SUBSEQUENT EVENTS:

On November 1, 2004 the Company announced the closing of the acquisition of certain midstream natural gas assets of Devon Energy Corporation (“Devon”) for approximately $64.6 million in cash after adjustments. The assets, known as the Texas Chalk and Madison Systems, include approximately 1,800 miles of gathering and mainline pipeline systems, four natural gas treating plants, condensate stabilization facilities, fractionation facilities and the 80 MMcf/d Madison gas processing plant.